Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

The StockCast

Interview with Peter Rawlinson and Alex Cutler

Transcript

May 2, 2021

Alex Cutler - Welcome to StockCast. My name is Alex and I'm very excited and honored to introduce you to our guest, CEO of Lucid Motors, Peter Rawlinson, Peter, thank you so much for joining.

Peter Rawlinson - Great to join you, Alex.

Alex Cutler - Thank you. And, uh, so a lot of the questions that have been generated for this interview, it's very obviously very and highly anticipated, uh, was generated not only by myself, but retail investors that follow me on Twitter and across the whole internet. So, uh, I believe that the retail investors really have these questions and really have it on their hearts. And, uh, I'm very excited for your responses as well as they are as well. So first off electrification is becoming a main focus in the automobile industry with many of well-established companies, rotating to the EV sector, along with EV startups, starting to become more in the public eye. What sets Lucid apart from the others?

Peter Rawlinson - Gosh, that's such an all-encompassing question. I hardly know where to start Alex. Um, look, let's, let's try to break this down. Uh, let's say, uh, we, we covered the product, uh, the technology and maybe the company and the team. Uh, we, we we're entering the luxury EV market with a car behind me, Lucid, uh, is overtly a luxury offering, but we're doing that in a design sensibility, which is very much inspired by the state of California. It's understated overtly. So, um, it's, um, it's, it's really what we term post luxury. Uh, and it's distinctly different from the sort of luxury offerings you see from today's grandee marks, which from a personal perspective, I find them to be rather ostentatious, uh, particularly some of the interiors. So we've got this very understated, deliberately toned down more Bauhaus inspired look very much inspired by California design sensibilities, uh, in our luxury offering.

Peter Rawlinson - And then what underpins that is our technology, which is a hundred percent in-house. And a great measure of that is our range. Uh, we have, uh, certain versions of Lucid Air will be over 500 mile range. Now, the way we're achieving that is through high technology, a hundred percent in house because let's face it, anyone can achieve dumb range with stuffing a whole bunch of batteries into the car, making a thing, heavy, unwieldy unprofitable, uh, less leg room, these, these bad attributes. That's what I term dumb range. So we're achieving the range with as much range as possible with a small battery pack as possible. And that's environmentally responsible. Uh, it's smart. It's what I turned smart range, but this is what the planet needs. This is where we burn less, uh, fossil fuels. We burn, uh, less electrons to go down the road. And how do I measure efficiency?

Peter Rawlinson - I measure that in miles traveled per kilowatt hour and we're achieving around four and a half miles per kilowatt hour on an EPA cycle. And this is very different from some of these big numbers that are cited on a regular basis. Now in the EV space, uh, we're not saying 500 kilometers range and we're not measuring that on a WLT LTP cycle or in any DC cycle. This is 500 miles in an EPA cycle. And I think that is the litmus test and that is the new, the new benchmark. And we're doing that through efficiency.

Peter Rawlinson - With in-house battery technology, which actually powers the entire field of the world, electric racing world championship, our packs every single car on that grid. Um, with miniaturized, uh, drive units, motor inverter, ultra high-tech, and those drive units, the miniaturization I'll get onto in a moment we're able to achieve, uh, around nine horsepower per kilogram, which is quite exceptional. It's nearly three times what we're seeing from close competitors. And yet those units are super efficient. We have an over 900 volt architecture, the model EVs, all going to go ultra high voltage, pushing that with Porsche, Taycan 800 volts. Hyundai’s raising the bar now coming up to 800 volts and we're launching with dream edition, which will be 924 volts. And that gives us the efficiency, but there's a, there's a whole other dimension to this car where really the, uh, the whole is greater than the sum of the parts.

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Peter Rawlinson - And this is the space concept. And Alex, it's very experiential. I talk about the space concept. It's something you have to experience for yourself because we have a car which is more compact on the outside and much more roomy on the inside. Often people see pictures of our car from the inside, and they assume that it's some big lumbering limousine. Actually, our car is in its footprint is more compact in terms of length and width, not just then a model S Tesla model S, but it's more compact than a Porsche Taycan. And why does that matter? Because it means that it's usable eminently usable in a big city. It's easy to park. It's easy to maneuver, but it gives it great driving dynamics. Um, you know, many years ago I was chief engineer at Lotus cars. Uh, and, and, you know, look, Lotus is all about compactness, lightweight and agility and handling.

Peter Rawlinson - And, you know, I'm really nuts about this kind of thing. So what we've got is this great fusion of, uh, you know, what have pivoted to being mutually exclusive attributes, um, compactness and agility to give sports car like driving experience, but with an incredibly large interior, we've got more interior links and leg room than long wheel base S-Class Mercedes, and we're doing this through the miniaturization of our powertrain technology, and that's giving us this space concept. This is a new class of car. So that's what the technology does. And then also I'd point to the team and the company, you know, um, this is, uh, a huge challenge to get, uh, to, to build a car company from scratch, to build a brand, to put a world class EV into production and to do that from effectively nothing it's only being done once before that was Tesla model S 10 years ago.

Peter Rawlinson - And I'm blessed that so many of my previous Tesla model S team have come here to lose it, to join me, to make this happen again. And this is the team that knows how to do this. And I think that there's a big differentiator also with Lucid, that so many of these, these companies we see in the startup space, kind of, they're almost a sort of fantasy project of one particular individual. And it's all about, uh, uh, some, one person in that company. I think that Lucid is truly a team endeavor. I recognize the brilliance of the team that I surround myself with. Uh, yeah, I'm, uh, the face of the company in many ways, but Lucid really is a team camaraderie and a team effort of brilliant engineers and designers making something that's going to make the world a better place.

Alex Cutler - Absolutely. And that's, that's really what, what makes it so attractive because as a good leader, a leader surrounds himself with people that are even more knowledgeable, like you can be very knowledgeable. You have really have a history in an engineering and you've helped Tesla in the past, but it's all go so far. If you're going to be the CEO and the leader of a brand new company, and really try to make your footprint on to, into the world, you have to surround yourself with the great team. So that's amazing.

Peter Rawlinson - Yeah. Yeah. Alex always say my job is to, um, surround myself with brilliant people and then I can be the dumbest guy in the room and then I can, I can exit stage left.

Alex Cutler - That's awesome. So that was brilliant. Brilliant question. Um, rarely an answer. So, uh, the second question, uh, you really brought them up Mercedes. So with many other automobile makers, unveiling electric vehicles for the luxury sector, such as the recent unveiling of the Mercedes EQS, which has coming in fall of 2021, how does that alter the landscape for Lucid or other players in the space? Well,

Peter Rawlinson - I am just thrilled that Mercedes had the foresight and, and the, the, the, uh, the commitment to launch EQS.

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Peter Rawlinson - Uh, this is, this is really great news. I totally welcome it, hats off to Mercedes and, you know, uh, particularly in that Mercedes is the company that actually effectively invented the car in the first place and this engineering powerhouse, uh, you know, of all car companies, Mercedes-Benz coming now into the luxury EV market with EQS hats off to Mercedes, well done, I'm thrilled and chuffed to bits. But, um, the other side of the coin is those who know me, I'm a fiercely competitive engineer. I want us to have the very best technology in the world. I'm driving the team on a daily basis to do that, uh, cut us to the core, a tech company, totally committed to making the best engineering. And, you know, I can't wait for, um, not me to determine which is, which is the better proposition, but for the journalists who test drive and the, ultimately the customers who determine which car they prefer. And, and I, and I can't wait to see that the road test EQS versus Lucid Air, bring it on can't happen soon enough. And I can't wait for the journalists to get behind the wheel of our car.

Alex Cutler - That's awesome. Yeah. It's going to be kind of like back in the day, when a Ford or Chevy or Ford and GM, you name them just coming together against each other. So that's, that's awesome. Yeah. And that, it's not only just the sector itself, it's really the overall, uh, EV sector. It's just the way that you're seeing all these companies come into one and realizing that, uh, the rotation to electrification, you can't do the you evolve, or you're going to be left behind and, and change the world. So that's great. So last, uh, the next question, what are the latest estimated production and distribution start dates for the Lucid Air?

Peter Rawlinson - Yeah. Well, we're gonna, we're gonna start production of Lucid Air, as I've stated publicly in the second half of 2021. Uh, uh, and, and, you know, bring what I hope will be the very best car in the world to market in that timeframe. Uh, we pushing like crazy to make the, the car the best quality possible, and it will be that, uh, quality metric, which will determine the precise date in that window. Uh, right now we're bringing together many anecdotally about 3000 parts from 250 suppliers from right round the world. And each car we build were endeavoring to improve the quality on a step-by-step basis. And when that quality is right, we'll pull the trigger and declare it a production.

Alex Cutler - Absolutely. And I said this in a previous video, so I'm not sure if your team has seen it, but I said that Lucid really doesn't like, you guys do not have, um, you guys can not mess up on this first decision, especially coming into luxury. You can't. And like when Tesla was at the beginning, when they were unveiling, that was early, that was early marks. They had some issues going on, um, battery issues, explosions, um, just kind of fall faultiness. You can't do that now with the market is already set. You have Tesla already, and you're going into the luxury model, a luxury sector. If you're going to come into luxury sector and you're going to, people spend hundreds of thousands of dollars onto your car onto your vehicle, you can not mess up. So I understand, um, I've obviously you have spoken to not only your team, but also people in Churchill coming and talking. And I do understand the move of waiting a little bit, making sure everything is perfect, because you can only make a first impression one time, if you don't make that first impression well, no one's going to come back to you.

Peter Rawlinson - Yeah, absolutely. Right. I couldn't agree more. I mean, when model S was launched, um, nine years ago nearly, uh, I think everyone was so blown away with a product that the EV could be so awesome that a lot of slack was cut for the quality and the market is very much more mature this time we're heading into the luxury segment. We’re going to be compared with EQS. That thing will be built like a Rolex watch. It will be built like a Mercedes-Benz damnit. And this is, this is a one shot deal. You're right.

Alex Cutler - Yeah. And it's brilliant. So I think not only myself, but many other shareholders will understand that, um, that you're really starting for spring, but if you need to wait a little bit, a couple of months, it's understandable. It's not that we're not here for the short term. We're here for the longterm.

Peter Rawlinson - That's right.

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Alex Cutler – So, we've talked about this, uh, and you have talked about this on the unveiling for Lucid Air. Um, has there been any conversations with other companies for Lucid to acting as a third party OEM? Uh, for the likes of Jaguar Honda, BMW, Toyota, et cetera,

Peter Rawlinson - Oh, yes. Actually, we've had a number of approaches even this year. And, um, I'd love to do this. Uh, it's not being me overtly, proactively reaching out to anyone it's been, uh, some companies have approached us and we are actually currently having some, some, some dialogue with one of one or two companies. Um, but nothing, uh, tangible yet. Remember my focus is getting listed, uh, into production right now.

Alex Cutler - Absolutely. Absolutely. Yeah. You don't want to have your hands in too many cookie jars and then you forget what the main focus is so understandable. Then you get to get your main product done, taken care of because if you focus on other things, you're not gonna be able to balance it all out. So clearly the main focus right now is Lucid Air Lucid Dream Edition. Um, the touring grand touring, you name it, but with Lucid project, gravity SUV, and very, a lot, you very excited for that currently in production prototype phase and separate production and distribution, 2023 has Lucid considered producing trucks or commercial vehicles in the future at all.

Peter Rawlinson - Uh, we haven't considered that, but I wouldn't rule it out for the part of the future. I think that our power train is, uh, really, um, very well suited to a whole range of applications. And this transcends not just, uh, uh, passenger cars into trucks, but into other technologies. I think I can see agricultural applications. I can see heavy, uh, equipment applications. I can see aircraft EV tool applications. Uh, you know, we've got, um, a gravimetric energy density in our, in our energy battery pack system and a, and a, and a gravimetric power density in our drive units, which were unsurpassed and, and that's going to reach a whole range of applications. So I'd love to be able to, uh, do something like that sometime in the future, but it's not a part of our immediate plan.

Alex Cutler - Absolutely understand. And with the battery that you have a lot of it it's any place that I can go. And a lot of, uh, a lot of attention has been going on with, uh, delivery vans. And if you, if it's not you, I could see that the companies could come to you for your batteries because, um, a lot of commercial vehicles, they not only run one to five hours, they go potentially eight to 24 hours and they need to have a battery that's very efficient. So I can see the batteries that you generate could definitely have a high demand.

Peter Rawlinson – Absolutely. And I think that, you know, if you look in the commercial space, what really matters is payload and minimizing the weight of the battery pack. And this is where efficiency really comes to bear efficiency, um, provide so many benefits. It reduces the carbon footprint of the vehicle. It reduces the mass requirements of the battery pack. It would increase the payload of the commercial vehicle. Uh, it also even increases rate of charge.

Alex Cutler - Wow. Yeah. Especially with your partnership with, uh, with, um, I forget electrify America having the power to be able to fully charge. So as you expand and expand your, your production, when do you estimate Lucid will be capable of providing a vehicle at, or below $25,000?

Peter Rawlinson - Right. I've been asked this a number of times now. Unfortunately, I don't think we can do that for another seven or eight years, even if we wanted to, even if our shareholders wanted to do, because you know, that sort of marketplace, that sort of product is notorious. It's high volume, low margin product. And here is the, the great dilemma, you know, Alex, because really, I really want to have a meaningful impact upon the world. I think that we're facing environmental crisis and we need mankind to transition, uh, on, on a large scale to sustainable mobility. That's what the world needs. I wish we could be stunting with $25,000 car, not a car, which is dream addition, $161,000. There's a reason for that, that many people don't understand. There's this great paradox that almost the more expensive the car is to the customer. The less cost it is to the company to design and put that into manufacturing. The first place let's look at two examples here. Let's compare a Rolls Royce anecdotally with say a product like a Volkswagen Golf. Now the Rolls Royce costs a lot of money to the customer, but it's made in tiny numbers. Mostly hand-built in a small factory with relatively simple, low volume, low cost tooling. For the company that is a relatively small investment to put this high price car into production.

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Peter Rawlinson - No, the converse is the Volkswagen Golf, which needs to literally be made that platform by the million in a huge plant, highly automated with thousands of robots, which costs billions. That is a massive, massive undertaking. And if you look at the path that Tesla's taken, it didn't start with a $25,000 car. It started with a high-end car Roadster, then move to a, still a relatively high end car model S and model X it's only. Now that Tesla is mature enough and has access to enough capital that it can contemplate making a car in the $25,000 price range. So what do we do, what does Lucid do? Because I think we're probably about realistically seven or eight years away from being able to do that in terms of our maturity as a company, in our ability to have access to that degree of capital.

Peter Rawlinson - And again, as I say, even if we wanted to do that, and I think the solution could be that we license our tech to other car companies, it's maybe other car companies, it's maybe the Toyota's or the Hyundais of this world that use Lucid’s technology to make that $25,000 car. And that could happen three, four years from now. And what really excites me about this is this is where our efficiency with our ultra high voltage and our very advanced, um, drive units with all the technology we brought to bear can make that car super efficient. And that's where efficiency becomes an enabler for the mass adoption of electric cars, such a car that could potentially get close to what I think is the Holy grail of about six miles per kilowatt hour. We could get to about six miles per kilowatt hour.

Peter Rawlinson - If we've got a more mature charging infrastructure, then why carry the antidote to range anxiety on the car? Surely the car could have a smaller range and the antidote to range anxiety is a mature, um, charging network. If we knew there were fast charges on every street corner, why would we need more than 150 mile range on the car? And you think you'd get six miles per kilowatt hour, and we only needed 150 mile range in the car. That would mean just a 25 kilowatt hour battery pack. And if we can mass industrialize through economies of scale, cell manufactured down to less than a hundred dollars per kilowatt hour, that 25 kilowatt hour pack at sell level would cost less than two and a half thousand dollars. Maybe we could see a pack, a pack level, maybe $3,300. And that really becomes exciting. That is the path to this mythical $20, $25,000 mass market car. And this is where efficiency drives economies. And that efficiency is coming from the technology. This is a tech race.

Alex Cutler - Yeah, it's not, it's not just one single company, like you said. I think that one thing to have to really highlight throughout the whole thing is that dig it to $25,000. It doesn't only have to be through Lucid. And the brilliance of it is that you're going to be able to generate revenue, not only through selling your own vehicles, but selling your technology to others. Absolutely. And yeah, and a lot of people that are invested, invested into other companies that are just popped up and they're focusing on third-parties to take care of their vehicles. I don't think people really understand the fact that that's going to really cause issues to even keep the company afloat because you're focusing on third party, third party, your, your net revenue is very minimal.

Peter Rawlinson - Well, here's the thing. There's a case study, the most significant most successful EV company in history is Tesla. And what is its approach, vertically integrated manufacturing. There's a reason for that. And the, we are, we take exactly the same approach here at Lucid. We've built the first purpose-built EV plant in North America in Casa Grande in Arizona. We've built out phase one of that factory. We have a four-phase plan to take us through this decade, and we believe there is no substitute for vertically integrated manufacturing. We have to control our own destiny. I don't see any third party being as incentivized for success, manufacturing our cars other than ourselves. And we have to take that responsibility. This is too critical to risk outsourcing.

Alex Cutler - Absolutely no question. I can't agree more. So with technology like we were talking about, um, there's been an epidemic that's really has effected the whole world in this, not just coronavirus, but also, uh, the whole automotive industry. And it's been the nationwide semiconductor shortage. How has that affected Lucid and has it affected it in any way?

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Peter Rawlinson - Hmm, well, the pandemic has definitely affected our ability to get the right quality parts to the factory, uh, to build, uh, our, our, uh, to get the kinds of production as soon as I ideally would have liked. Um, and that was very much a driver for our announcement that we go in the second half of this year, uh, regarding semiconductor shortage where our supply chain is working assiduously on this to mitigate our risks. And it's something I've got my finger on the pulse of literally on a daily basis.

Alex Cutler – Gotcha. Um, now there was some, some, some words that, uh, Lucid really prepared for this kind of situation by stockpiling semiconductors, is that true?

Peter Rawlinson - We did to a certain degree by ahead and we're securing supplies for, for many of the chips on the car as best we can. Absolutely. So that foresight helped mitigate the risk, but we're all exposed to this.

Alex Cutler - Yeah, it's not only Lucid, but it's many companies across the board, even Tesla, Tesla had to push back their $37,000 vehicle to potentially 2022. So understandable. Um, so, uh, with Lucid currently testing, testing, release vehicles, uh, what phase in the safety inspection is Lucid in and has the safety crash test has been scheduled already or has it has already

Peter Rawlinson - Perfect. So we've got this all scheduled as you would expect. And, um, the, the, the critical thing here with, uh, with crash testing vehicles is that, um, in order to sell a car, we have to self-certify so that the car is homologated as safe to sell. But that crash test program that we use for self-certification those cars, it's no good using prototypes. You have to use cars which are representative of production process and production built. So by the very nature of the ... business, you only get cars which meet that criteria when you're very close to start of production, because you don't have cars, which are representative of production build until you're very close to actually being in production. So that is the process, and that is the, the path that we're currently, uh, on. Uh, but, but of course over the last year or so, we've crashed, tested many of our beta prototypes, uh, with some very successful results.

Alex Cutler - Very exciting. And yeah, I wouldn't want to test something that, uh, that's not going to be released to the people yet. So understandable.

Alex Cutler - Um, autonomy technology and LIDAR has been a big topic into the EV sector. Um, how does Lucid plan to have level four level five autonomy in the near future? And is there any safety protocols that you're going to ensure that the Lucid Air has, uh, implemented?

Peter Rawlinson - Well, Alex, I'm going to be straight up with you here. We've got no plans whatsoever to get level four or five anytime in the near future, because that notion is a fantasy. It's not winning. No one's going to have level four or five anytime in the near future, if you want to live in fantasies, get on you. But, so we are launching with a level two, maybe a level two plus, uh, we've got a great team of eight S and ADT team here led by Dr. Eugene Lee, uh, formerly of GM, and really known as the father of GM super cruise. Um, we've got the car or the dream drive system with 32 sensors, including LIDAR 14 cameras, uh, short and long range radar, the most comprehensive sensor suite, which will ready the car for a level three, upgrade through over the air software, upgrade over that, which we hope to be able to do over the next couple of years after starting production. But realistically level four and level five are quite a long way off.

Alex Cutler - And with the, with the current crashes, I'm pretty sure that there's going to be need to upgrade their system as well as ensure upgrade, upgrading, and make sure the program works.

Peter Rawlinson - So we take the, you know, we take the safety of this super seriously.

Alex Cutler - Yeah, no question. Absolutely. You don't want to be on, on your side of a lawsuit.

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Alex Cutler - Um, so with the lidar technology, uh, how serious, uh, is Lucid considering to work with work or partner, uh, with the likes of Google, Apple, or Amazon on a software package, as well as the autonomous technology?

Peter Rawlinson – Oh I’d love to do that, because I, you know, this whole software, uh, um, uh, endeavor to get to a high level of autonomy to get to a level four or five. Yes, I do think it'll happen. It's not case that I don't believe that will ever happen. It's a case of when it will happen, not if. Now the very best estimates here in Silicon Valley where I'm speaking from are that just that software piece could take 10 years or $10 billion. Now that's frankly, beyond the, the budget that I have at my disposal, I can do an awful lot regarding expanding the growth of electric cars for $10 billion. So I think there's a lot of pragmatist in me. It would be great if we could partner. I think we've got to have the most advanced car in the world in Lucid Air with the most advanced integrated sensing suite with 32 sensors, with two terabytes of onboard data, we've got an ethernet ring, a gigabit super highway, a nodal redundant gigabit ring in the car. No one else has that super connected car. This is the ideal platform for flashing over the air, the most advanced iterations of AD software. And I think partnership could be a good route future forward, but we, we, we yet to pursue that, let's get the car into production first. That's my approach.

Alex Cutler - Absolutely understandable. Um, that's really, that's a really good question. So I appreciate you answering that, answering that. Um, what are the Lucid plans for international expansion? Uh, you've mentioned in the past you desire to expand manufacturing to Saudi Arabia and China. Um, there's been a lot of speculation about Saudi Arabia in particular. Uh, are there any updates that you can provide on that situation?

Peter Rawlinson – Not at the moment? No, no precise updates, but absolutely. We want to be a major player internationally with more than one plant in the world in the future. And that's very much part of the plan, but I do want to reinforce this. We will always see Casa Grande as the mothership. That's where we develop the most advanced processes from which they can cascade into other plants such as maybe the Middle East and certainly China in the future.

Alex Cutler - Okay. Yeah. Um, understandable because you gotta need focus again. It's all purely focused. You can't focus on, gota take care of home here and then as expand, you want to need to make sure first. Yeah, exactly. Um, many potential investors are focused on Lucid being purely, uh, an automotive company. Um, understandable. And we talked about technology, but could you cover what products Lucid plans to produce if there are any timelines set is as well?

Peter Rawlinson - So the vision for the company, uh, that we create the Lucid group of companies, and there will be three divisions there will be cars, um, energy storage and technologies and technology applications. So I think that, um, Lucid Airs, the first example of our cars, then we're going to have gravity and, and a whole bunch of cool products over the next decade. Uh, with energy storage, we've already got the first, um, ESS system hooked up and running here in our headquarters. Uh, we recently connected a small solar farm, a pilot solar farm from the roof of our building to that. That's all connected up and operational. We are creating data from that. The next baby step will be to make a beta prototype and install that in our factory in Arizona. And then we go from this, I think our energy storage systems and big data that we're going to accrue from that it's going to be huge, but the cost we've got to way charging through our wonder box technology.

Peter Rawlinson - We will be able to do a whole bunch of interesting stuff with the cars themselves, using the cars as an energy storage system. And we're going to do, um, uh, uh, an example, a trial here in our headquarters of peak shaving using Lucid Airs in the car park. I want to get this done the before this year is out this peak shaving, uh, trial to show how we can balance the grid, take the peak energy usage out of the system here in California. That's very important for making the bit the grid more robust, and it will also save us as a business. So when the repeak demands from the business in the building.

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Peter Rawlinson - That's when the cars in the car park, instead of charging, they will be discharging through the wonder box into the building. And the, our cars are Lucid Airs will be contributing to the building's energy draw and therefore demanding less from the grid. And I think this is going to be a really useful addition to the repertoire of the current future. Absolutely. And, and then, and then the third division is our technology. As you know, we currently supply with a sole battery supplier to the world championship electric race car series. And just, I just hope there's going to be so many licensing applications with other, not just car companies, but other industries for our technology. And I'm particularly excited about EVTOL aircraft application.

Alex Cutler - Absolutely. And a lot of them have actually gone and gone public, uh, through SPACs and they're, they're, they're not really going to production till 2025, which is plenty of time for the batteries to be worked on actually get that partnership in the future. So that's very exciting.

Peter Rawlinson - Absolutely, Alex, and I mean, when you think, if you're doing an EV VTOL aircraft as a small company, as an EV, if you've recently SPAC’d, I mean, that is an enormous undertaking. Why take on the additional burden of developing in-house your own integrated electric propulsion system for that aircraft? Why not use a Lucid system, a turnkey solution?

Alex Cutler - Absolutely. And you have to have the most efficient, if you, if you, again, you, again, needs to be small and you'd take up less space to have more passengers, as well as last longer, you don't want that dead dead space, or like you said, dumb range.

Peter Rawlinson - And, and, and mass is the great driver of course, with EV VTOL. So it's the gravimetric energy in-city for the battery pack and the gravimetric electric power density for those drive units.

Alex Cutler - Well, that's all the questions I have Peter. And I, again, we really appreciate you taking your time as well as the Lucid team. Number one, accepting this, this interview, as well as answering your questions and sending up a great little set up behind you by having that Lucid Air during that, that ain’t a green screen.

Peter Rawlinson - Do you want me to prove it?

Alex Cutler - Check it out guys. Yeah. It's been a pleasure.

Peter - Thank you so much. I've enjoyed the dialogue hugely.

Alex Cutler - All right. Thank you so much, Peter. I really appreciate it. And you take care.

Peter - Bye-bye.

IMPORTANT LEGAL INFORMATION

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of Churchill Capital Corp IV (“CCIV”) for their consideration. CCIV has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. CCIV’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents contain or will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

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INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions is set forth in CCIV’s proxy statement/prospectus included in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed under the heading “Risk Factors” in the Registration Statement and CCIV’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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